EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Golar LNG Partners LP (“the Partnership”) (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended June 30, 2019 of $0.4042 per common and general partner unit. This cash distribution will be paid on August 14, 2019 to all common and general partner unitholders of record as of the close of business on August 7, 2019.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from May 15, 2019 through August 14, 2019 has also been declared.  This will be payable on August 15, 2019 to all Series A preferred unitholders of record as at August 8, 2019.

Golar LNG Partners LP
Hamilton, Bermuda
July 23, 2019

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act